UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)
                                              -

                               LOEWS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                   540424-10-8
--------------------------------------------------------------------------------
                                  (CUSIP Number)

                                 Barry Bloom
            655 Madison Avenue, New York, New York 10021 (212) 521-2930
--------------------------------------------------------------------------------
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                 March 23, 1998
--------------------------------------------------------------------------------
               (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-l(b)(3) or (4), check the following box     .
                                                                     ----
Check the following box if a fee is being paid with the statement   .
                                                                  --
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      Page 1

                                  SCHEDULE 13D/A
--------------------------------------------------------------------------------
CUSIP No. 5420424-10-8
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   LAURENCE A. TISCH
   SS# ###-##-####
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)/   /
       N/A                                                              (b)/   /
--------------------------------------------------------------------------------
3 SEC USE  ONLY

--------------------------------------------------------------------------------
4 SOURCE OF FUNDS*
       WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                      /   /
       N/A
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
    United States
--------------------------------------------------------------------------------
               7 SOLE VOTING POWER
   NUMBER OF       17,452,998
    SHARES    ------------------------------------------------------------------
 BENEFICIALLY  8 SHARED VOTING POWER
   OWNED BY             0
     EACH     ------------------------------------------------------------------
   REPORTING   9 SOLE DISPOSITIVE POWER
    PERSON         17,452,998
     WITH     ------------------------------------------------------------------
              10 SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    17,452,998
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    /  /
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      15.18%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
        IN
--------------------------------------------------------------------------------

                                      Page 2

                                AMENDMENT NO. 6

                                      to

                                  SCHEDULE 13D

  This Amendment No. 6 to Schedule 13D is being filed by Laurence A. Tisch (the "Reporting Person") with respect to shares of the Common Stock $1.00 par value per share (the "Common Stock") of Loews Corporation, a Delaware corporation (the "Issuer"), pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

  Item 5 is hereby amended to add the following.

  "As of the close of business on March 23, 1998 the Reporting Person is the direct beneficial owner of 17,452,998 shares of the Common Stock, constituting approximately 15.18% of the total number of shares outstanding. The Reporting Person has sole voting and investment power with respect to such shares of Common Stock.

  "The following table sets forth information with respect to sales of Common Stock by the Reporting Person during the past sixty days. All such sales were effected on the New York Stock Exchange.


Date of Sale         Number of Shares Sold       Price Per Share
------------         ---------------------       ---------------

  2/19/98                     5,700                  $101.688
  2/19/98                    13,500                   101.563
  2/20/98                       650                   101.500
  2/20/98                     5,000                   101.313
  2/20/98                       550                   101.250
  2/20/98                     2,500                   101.125
  2/20/98                     6,900                   101.000
  2/23/98                     1,250                   101.500
  2/23/98                     1,250                   100.563
  2/23/98                     3,100                   100.375
  2/23/98                     1,000                   100.313
  2/23/98                       500                   100.000
  2/24/98                     2,800                   100.000
  2/25/98                     2,500                   100.250
  2/25/98                        50                   100.188
  2/25/98                     3,150                   100.125
  2/25/98                     2,500                   100.063
  2/25/98                     2,500                   100.000
  2/26/98                    10,000                   101.000
  2/26/98                     5,000                   100.875
  2/26/98                    37,800                   100.750

                                      Page 3

  2/26/98                       500                   100.625
  2/26/98                    10,250                   100.500
  2/26/98                     5,000                   100.438
  2/26/98                    12,500                   100.375
  2/26/98                       500                   100.313
  2/26/98                    12,250                   100.250
  2/26/98                       500                   100.188
  2/26/98                     7,500                   100.000
  2/27/98                     1,250                   101.000
  2/27/98                     3,750                   100.813
  2/27/98                     1,700                   100.750
  2/27/98                    10,100                   100.625
  2/27/98                     1,350                   100.500
  2/27/98                     7,650                   100.375
  2/27/98                     5,550                   100.313
  2/27/98                    12,500                   100.250
  2/27/98                     2,500                   100.125
  2/27/98                     4,300                   100.000
  3/02/98                    10,200                   100.500
  3/02/98                    10,000                   100.250
  3/02/98                     5,000                   100.000
  3/03/98                     5,000                   101.125
  3/03/98                     2,500                   101.000
  3/03/98                     2,500                   100.875
  3/03/98                     2,500                   100.750
  3/03/98                    11,350                   100.625
  3/03/98                     1,150                   100.563
  3/03/98                     2,500                   100.500
  3/03/98                     5,000                   100.375
  3/03/98                     1,750                   100.313
  3/03/98                     9,750                   100.250
  3/03/98                     6,000                   100.063
  3/03/98                    27,500                   100.000
  3/04/98                     2,500                   101.125
  3/04/98                       500                   100.625
  3/04/98                     2,000                   100.500
  3/04/98                       300                   100.313
  3/04/98                     3,600                   100.250
  3/04/98                     5,000                   100.188
  3/05/98                     1,000                   100.625
  3/05/98                     5,000                   100.250
  3/05/98                     2,950                   100.125
  3/05/98                     5,000                   100.063
  3/05/98                    18,800                   100.000
  3/10/98                       250                   105.313
  3/10/98                       150                   104.563
  3/10/98                        50                   104.375
  3/10/98                       700                   104.313
  3/10/98                    16,800                   104.250
  3/10/98                     7,050                   104.188
  3/10/98                     5,000                   104.125
  3/10/98                     7,500                   104.063
  3/11/98                     1,500                   104.375
  3/11/98                    11,000                   104.250
  3/11/98                     1,000                   104.063

                                      Page 4

  3/11/98                    11,500                   104.000
  3/12/98                     5,000                   105.250
  3/12/98                     5,000                   105.125
  3/12/98                     2,500                   105.063
  3/12/98                     5,050                   105.000
  3/12/98                     2,450                   104.875
  3/12/98                       500                   104.750
  3/12/98                     8,600                   104.500
  3/12/98                       900                   104.375
  3/12/98                     2,500                   104.313
  3/12/98                     5,000                   104.250
  3/13/98                     2,500                   105.125
  3/13/98                     4,500                   105.063
  3/13/98                     5,000                   105.000
  3/13/98                     2,500                   104.875
  3/23/98                    23,400                   106.000
  3/23/98                       350                   106.063
  3/23/98                     1,900                   106.188
  3/23/98                       700                   106.250
  3/23/98                     1,150                   106.500
  3/23/98                     2,050                   107.500
  3/23/98                     2,950                   107.750

                              SIGNATURE
                              ---------

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated:   March 25, 1998                  By:     /s/ Laurence A. Tisch
                                                ----------------------
                                                     Laurence A. Tisch

                                      Page 5